December 2, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amit Pande, Accounting Branch Chief

Re:	Southeastern Banking Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response Dated August 23, 2011
File No. 000-32627

Dear Mr. Pande:

This letter is being submitted in response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 23, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-Q filed by Southeastern Banking Corporation (the “Company”). The Company’s response to the item outlined in the Comment Letter is included with this letter. The terms “we,” “us,” and “our” in the response refers to the Company.

For your convenience, we have set forth the item from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph in the Comment Letter.

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United States Securities and Exchange Commission

December 2, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Troubled Debt Restructurings, page 31

1.	We note your disclosure that one loan with a balance of $2.3 million was “upgraded” out of TDR status based on performance. Please tell us the relevant facts and circumstances related to your decision to “upgrade” the loan out of TDR status and the guidance which supports your determination. Also tell us in detail how you determined that the restructuring agreement specified an interest rate equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk.

Response:

In the first quarter of 2011, we removed a loan relationship with an outstanding principal balance of $2,328,000 from troubled debt restructuring (“TDR”) status. This decision was based on our assessment of the borrower’s improved financial condition, their performance and compliance with the modified terms of their loans, and our determination that the yield on the loans was at a market rate. A summary of the recent history involving this loan relationship follows:

The borrower is a Georgia-based concrete and road construction company. The borrower has been our customer since 1995, and they have always paid their obligations as agreed. In 2009, the borrower’s business volume slowed due to the downturn in the economy and unusually wet weather that delayed completion of some major contracts. In January 2010, when the borrower’s annual revolving line of credit was renewed, we modified the terms on their other amortizing loans in order to temporarily lower their monthly loan payments. The borrower requested this concession to provide them time to reduce expenses, improve their job pipeline and return to profitability. The loans were modified from an amortizing basis to interest-only terms for six months with the intent to return to an amortizing basis once the borrower was again profitable. The loans were fully-collateralized with a combined loan-to-value of 61% at the time of restructuring. The interest rates on the borrower’s amortizing loans, which had been fixed at 5.00% since origination in 2008, were increased to 5.50% to reflect a market rate at the time of the restructuring. At 5.50%, the loan yield was at a rate that we would be willing to accept for a new extension of credit with comparable risk. In July 2010, we extended the interest-only terms for an additional two months to provide the borrower with ample time to complete their cost restructuring plan. In September 2010, based on interim reports of the borrower’s improved financial condition, we placed the loans back on an amortizing basis, but we continued with the higher 5.50% interest rate on the loans. In January 2011, after we reviewed the borrower’s financial statements to confirm their improved financial condition and a full year of compliance with the modified terms of their loans, we removed the loans from TDR status.

Our decision to remove this loan relationship from TDR status in the First Quarter of 2011 is supported by bank regulatory guidance that states “a restructured loan that is in compliance with its modified terms and yields a market rate need not continue to be reported as a troubled debt restructuring…in calendar years after the year in which the restructuring took place.”1

[1]	Instructions for Preparation of Consolidated Reports of Condition and Income (FFIEC 031 and 041), Federal Financial Institutions Examination Council, March 2011.

United States Securities and Exchange Commission

December 2, 2011

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In connection with the foregoing response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comment regarding above-referenced Form 10-Q. If you have any questions regarding this letter, please do not hesitate to contact me or Jay Torbert, our Treasurer, at (912) 437-4141 or by email Holland@southeasternbank.com or at jay.torbert@southeasternbank.com.

Sincerely,

SOUTHEASTERN BANKING CORPORATION

/s/ Cornelius P. Holland, III

Cornelius P. Holland, III
President and Chief Executive Officer